Exhibit 21.1

Subsidiaries

Subsidiary	Jurisdiction of Incorporation or Organization
Korro Bio Ops, Inc.	Delaware
Korro Mass Securities, Inc.	Massachusetts
Frequency Therapeutics Pty Ltd	Australia
Frequency Therapeutics Securities Corporation	Massachusetts